Filed by Fisher Scientific International Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: Fisher Scientific International Inc.
Commission File No.: 1-10920

This filing relates to a planned merger (the “Merger”) between Fisher Scientific International Inc. (“Fisher”) and Apogent Technologies Inc. (“Apogent”) pursuant to the terms of an Amended and Restated Agreement and Plan of Merger, dated as of March 17, 2004, as amended April 16, 2004 (the “Merger Agreement”), by and among Fisher, Fox Merger Corporation and Apogent. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K, as amended, filed by Fisher on April 16, 2004, and is incorporated by reference into this filing.

The World Leader in Serving Science June 2004

Safe Harbor and Regulation G Statement The statements in this presentation which are not historical facts or information are forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. Certain of these risks and uncertainties are listed in our 2003 Form 10-K and subsequent filings. Additional risks may arise from anticipated events. The presentation will include discussion of "non-GAAP financial measures" as that term is defined in Regulation G. For actual results, the most directly comparable GAAP financial measures and information reconciling these non-GAAP financial measures to the company's financial results prepared in accordance with GAAP have been posted on our website at www.fisherscientific.com under "Investor Presentation".

Fisher at a Glance - Founded in 1902 Proprietary 60% Distributed 40% (80% Consumable) * Includes effect of the Apogent transaction. 350,000 customers Global scientific research $20 U.S. clinical laboratory $10 2004E Sales $4.6B EPS $2.81 Growing Markets ($ Bils) Favorable market dynamics Extensive Life Science Footprint* Powerful channel position Diverse Customer Base* Increasing earnings Product and Service Mix* Ongoing margin improvement $1.1 billion footprint 800 sales specialists

No Customer > 2.5% of Sales Diverse Customer Base Pharma 0.23 Hospitals 0.17 Reference Labs / Other 0.08 Other 0.33 Medical Research 0.08 Colleges and Universities 0.11

9 Market Dynamics are Favorable Pressure on drug development costs Aging population R&D spending steadily increasing Growth in homeland security spending Demand for low cost solutions More diagnostic testing Research market growing Demand for safety related products

Scientific Research Market Leadership position Global Market Size: $20 Billion Growth Rate: 5 - 8% U.S. R&D Spending CAGR: 9% 1960 1965 1970 1975 1980 1985 1990 1995 2003 (Excl. Defense and Electronics) ($ in billions) Sources: Laboratory Products Association, SDI Inc., SAI, and management estimates.

Clinical Lab Market Leadership position U.S. Market Size: $9.5 Billion Growth Rate: 4 - 5% Number of IVD Tests (Test Per Person) IVD Tests (in Bils) 1989 1993 1998 2003 2008 East 13.3 14.5 16.5 19.1 22 3.3 3.8 4.5 5.4 6.5 Sources: The Freedonia Group and management estimates.

Premier brands Industry-leading sales force Globally integrated supply chain Company Capabilities

100 years of serving science Broad portfolio of proprietary products Unmatched service offering Company Capabilities Premier Brands Distributed Products 0.4 Self-Manufactured 0.6

1,500 sales reps 1,200 customer service reps Industry-Leading Sales Force Company Capabilities Supply chain solutions 800* life science, chemical and technical specialists End-user sales and support * Includes effect of Apogent transaction.

Continually invest in leading edge technology Collaborate with our suppliers to drive supply chain efficiencies Company Capabilities Globally Integrated Supply Chain Provide customers with customized supply chain solutions

1998 1999 2000 2001 2002 2003 East 0.131 0.112 0.093 0.091 0.086 0.077 * Excludes impact of Perbio acquisition. Note: Working capital is defined as the average balance of the last four quarters of receivables plus inventories less accounts payable. As a Percentage of Sales * Company Capabilities Reduced Investment in Working Capital

Growth Strategy 25 Increase proprietary product and service offering Capitalize on high growth life science market Increase earnings and cash flow growth

Apogent Transaction Benefits Enhances portfolio of proprietary products and services Increases Fisher's life science footprint to $1.1 billion Strengthens Fisher's healthcare business Provides significant cost savings opportunities Increases cash flow generation Apogent - A perfect fit

Sales and Earnings Per Share Growth 2000 2001 2002 2003 2004F* 2005F* * Midpoint of management estimates and assumes Apogent transaction closes in early 3rd quarter, 2004. Sales exclude the impact of foreign exchange. EPS exclude goodwill amortization, restructuring and nonrecurring expenses. CAGR: 16% 2000 2001 2002 2003 2004F* 2005F* CAGR: 24% Operating Margins 6.8% 7.3% 7.5% 7.8% 10.6% 13.4% Sales ($ in billions) EPS

Strong Free Cash Flow 2000 2001 2002 2003 2004F 2005F ($ in millions) * Midpoint of management estimates and assumes Apogent transaction closes in early 3rd quarter, 2004. Free cash flow is cash from operations less capital expenditures. Memo: Debt-to-EBITDA 4.5x 3.5x 3.0x 3.6x 3.1x N/A * *

Investment Highlights Strong earnings and cash flow growth Favorable market dynamics Significant margin enhancement opportunities Strong management team

Questions and Answers

(in millions, except per share amounts) Supplementary Financial Information

Additional Information In connection with the proposed merger, Fisher Scientific and Apogent Technologies have on file relevant materials with the SEC, including an effective registration statement that contains a prospectus and a joint proxy statement. Investors and security holders are urged to, on Form S-4, read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Fisher, Apogent and the Merger. Investors and security holders may obtain these documents (and any other documents filed by Fisher or Apogent with the SEC) free of charge at the SEC's Web site at www.sec.gov. In addition, the documents filed with the SEC by Fisher may be obtained free of charge by directing such request to: Corporate Secretary, 1 Liberty Lane, Hampton, NH 03842 or from Fisher's Web site at www.fisherscientific.com. The documents filed with the SEC by Apogent may be obtained free of charge by directing such request to: Director of Investor Relations, 30 Penhallow Street, Portsmouth, NH 03801, or from Apogent's Web site at www.apogent.com. Such documents are not currently available. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger. Fisher, Apogent and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fisher and Apogent in favor of the acquisition. Information about the executive officers and directors of Fisher and their ownership of Fisher common stock is set forth in the joint proxy statement / prospectus filed on Form S-4 which was declared effective by the SEC on May 21, 2004. Information about the executive officers and directors of Apogent and their ownership of Apogent common stock is set forth in the proxy statement for Apogent's 2004 Annual Meeting of Shareholders, which was filed with the SEC on December 23, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Fisher, Apogent and their respective executive officers and directors in the Merger by reading the joint proxy statement/prospectus regarding the Merger.

* * *

FORWARD LOOKING STATEMENTS

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Fisher’s and Apogent’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) the companies may be unable to obtain stockholder or regulatory approvals required for the Merger; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition may involve unexpected costs; (4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the industry may be subject to future regulatory or legislative actions and other risks that are described in SEC reports filed by Fisher and Apogent. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Fisher and Apogent. Fisher and Apogent assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

ADDITIONAL INFORMATION ABOUT THE MERGER
AND WHERE TO FIND IT

In connection with the proposed Merger, Fisher and Apogent have on file relevant materials with the SEC, including an effective registration statement on Form S-4 that contains a prospectus and a joint proxy statement. Investors and security holders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Fisher, Apogent and the Merger. Investors and security holders may obtain these documents (and any other documents filed by Fisher or Apogent with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Fisher may be obtained free of charge by directing such request to: Corporate Secretary, One Liberty Lane, Hampton, NH 03842 or from Fisher’s website at www.fisherscientific.com. The documents filed with the SEC by Apogent may be obtained free of charge by directing such request to: Director of Investor Relations, 30 Penhallow Street, Portsmouth, NH 03801 or from Apogent’s website at www.apogent.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed Merger.

Fisher, Apogent and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fisher and Apogent in favor of the acquisition. Information about the executive officers and directors of Fisher and their ownership of Fisher common stock is set forth in the joint proxy statement/prospectus filed on Form S-4 which was declared effective by the SEC on May 21, 2004. Information about the executive officers and directors of Apogent and their ownership of Apogent common stock is set forth in the proxy statement for Apogent’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on December 23, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Fisher, Apogent and their respective executive officers and directors in the Merger by reading the joint proxy statement/prospectus regarding the Merger.